Exhibit 99.2

BRERA HOLDINGS PLC
CONNAUGHT HOUSE, 5TH FLOOR
ONE BURLINGTON ROAD
DUBLIN 4
D04 C5Y6
IRELAND

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VOTE BY MAIL
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T01218-Z93334 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

BRERA HOLDINGS PLC

The Board of Directors recommends you vote FOR the following proposals:

1. Election of Directors:

Nominees:	**For**	**Against**	**Abstain**
1a. Ron Sade	☐	☐	☐
1b. Alyazi Saeed Ahmad Alkhattal Almheiri	☐	☐	☐
1c. Erez Simha	☐	☐	☐
1d. Tariq Salem Ebraheem Alsaman Alnuaimi	☐	☐	☐
1e. Keren Maimon	☐	☐	☐

	For	**Against**	**Abstain**
2. Ratification of the appointment of Reliant CPA PC as the Company's independent registered public accounting firm for the Company's fiscal year ended December 31, 2026	☐	☐	☐
3. Approve, the re-appointment of the Company's statutory auditor and the authorization of the Board to fix the remuneration the statutory auditors	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The proxy statement and annual report for the year ended December 31, 2025 are available at www.proxyvote.com. T01219 - Z93334 BRERA HOLDINGS PLC THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS ANNUAL GENERAL MEETING OF SHAREHOLDERS – JUNE 26, 2026 AT 3:00 P.M., IRISH STANDARD TIME (10:00 A.M. EASTERN TIME; 6:00 P.M., GULF STANDARD TIME) The undersigned, a shareholder of Brera Holdings PLC (the “Company”), does hereby appoint and authorize Erez Simha and Ron Sade (or their duly appointed substitute) and each or either of them with the full power of substitution, to represent the undersigned and vote all/ of the Class A Ordinary Shares or all/ Class B Ordinary Shares of the Company held of record as of the close of business on June 1 , 2026 with all of the powers that the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of the Company at 3 : 00 p . m . , Irish Standard Time ( 10 : 00 a . m . Eastern Time ; 6 : 00 p . m . , Gulf Standard Time) on June 26 , 2026 , at the offices of Paul Hastings LLP, 13 th Floor, Al Maqam Tower, Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates, or at any postponement or adjournment thereof . The undersigned hereby revokes all proxies previously given . This proxy, when properly executed, will be voted in the manner directed herein . If no such directions are indicated the proxy will have authority to vote in accordance with the Board of Directors’ recommendations . (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)